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                              September 17, 2021

       Thomas R. Knott
       Chief Executive Officer
       GS Acquisition Holdings Corp II
       200 West Street
       New York, NY 10282

                                                        Re: GS Acquisition
Holdings Corp II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 3,
2021
                                                            File No. 333-257535

       Dear Mr. Knott:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed September 3, 2021

       Risk Factors, page 72

   1. In the risk factors on pages 85 you state that you have been subject to a failure or breach of your or your vendors
   information technology, data security infrastructure, or the security infrastructure
of your products, or the discovery or exploitation of defects or vulnerabilities in the
same, and on page 103 you state that you have been subject to product recalls. Please
revise to provide the details of such events, including when such events occurred.
 Thomas R. Knott
FirstName LastNameThomas
GS Acquisition Holdings CorpR.IIKnott
Comapany 17,
September NameGS
              2021 Acquisition Holdings Corp II
September
Page 2    17, 2021 Page 2
FirstName LastName
Proposal No. 1 - Approval of the Business Combination
Background of the Business Combination, page 178

2. We note your response to our prior comment number 6. In order for an investor to evaluate the Board's process in approving the terms of the Business Combination, please revise to provide the full quantitative DCF analysis (including e.g., the sensitivities applied to Mirion's business and related assumptions) and the EBITDA figures used in the peer analysis.
Litigation Relating to the Business Combination, page 207

3. We note your disclosure concerning the lawsuit filed by Tim Holtom on page 207. Please revise to more specifically explain the allegations in the complaint. Address in your revisions the factual basis alleged to underlie each of the plaintiff's claims. Refer to Item
         103 of Regulation S-K.
Exhibits

4. Please revise the preliminary proxy card to clarify that the approval of certain proposals are conditioned upon the approval of other specified proposals. See Rule 14a-4(a)(3) of
         Regulation 14A.
       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Brian Parness, Esq.